Resolved, that paragraph (f) of Section 12 of Part I of the Articles Supplementary be, and it hereby is, amended by deleting such paragraph in its entirety and substituting therefore the following:

"(f)	Within ten Business Days of the Date of Original Issue, the
Corporation shall deliver to the Auction Agent and each Rating Agency a letter prepared by the Corporation's independent auditors (an "Auditor's Certificate") regarding the accuracy of the calculations made by the Corporation in the Preferred Shares Basic Maintenance Certificate and the 1940 Act Preferred Shares Asset Coverage Certificate required to be delivered by the Corporation on the Date of Original Issue. Within ten Business Days after delivery of the Preferred Shares Basic Maintenance Certificate and the 1940 Act Preferred Shares Asset Coverage Certificate relating to the last Valuation Date of the fourth fiscal quarter of each year of the Corporation, the Corporation will deliver to the Auction Agent and each Rating Agency and Auditor's Certificate regarding the accuracy of the calculations made by the Corporation in such Certificates. In addition, the Corporation will deliver to the persons specified in the preceding sentence an Auditor's Certificate regarding the accuracy of the calculations made by the Corporation on each Preferred Shares Basic Maintenance Certificate and the 1940 Act Preferred Shares Asset Coverage Certificate delivered in relation to an Asset Coverage Cure Date within ten day after the relevant Asset Coverage Cure Date. If an Auditor's Certificate shows that an error was made in any such report, the calculation or determination made by the Corporation's independent auditors will be conclusive and binding on the Corporation."